
CLARA
CLARA

INVEST IN **CLARA**

'Find My' for healthcare equipment

claraguide.com Seattle, WA

Highlights

1. Next-Gen Workflows: AI-Powered Operations for the Modern Surgical Team

2. Built by clinicians for clinicians. Surgeons, Nurses, and healthcare leaders at the helm.

3. We have a successful, highly complex, pilot environment within the University of Washington.

4. CLARA is gaining momentum, early praise from clinicians points to real impact in the OR

5. Inspired by Epic, CLARA aims to transform surgery, with early believers backing the vision.

Featured Investor

Shubham Gupta
Syndicate Lead

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Invested $11,000 ⓘ



"I met Melinda on the startup school platform and since we're both in Seattle, we decided to meet in-person. Since then, we have brainstormed quite a lot on her goal on improving the Operating Room efficiency. I've seen CLARA from a very early idea forming stages to maturing towards a pilot. Prior to making a decision, to bolster my understanding of their capability, I've met Melinda and her team a couple of times over the last 3 years - I know what they are building and how the space is overall. Looking at Melinda's background as Nurse manager and her dedication towards her mission, I truly believe CLARA could be a big success."

Our Team



Melinda Yormick Founder and CEO

Cared for over 10,000 patients at the bedside in the Operating Room. Served more than 1000 clinicians as a Surgical Services Leader. Currently building automation and orchestration to transform the operating room.



Aaron Cooke Founder and CTO

Built a headless e-commerce cart in 4 months, engineered a high-capacity, fault-tolerant order and billing system, and developed a scalable event pipeline integrated with an agentic system to automate and manage complex subscription operations.



Sireesha Panchagnula COO

Engineered the first ever Voice over LTE network in the U.S. at T-Mobile with a focus on ensuring customer experience is measured and optimized. Managed a team of 20+ people to launch the latest 5G network at T-Mobile

Managed a team of 20+ people to launch the latest 5G network at T-Mobile. MBA valedictorian in June 2024!



Heather Fryling AI and Software Engineer

MSCS in computer science with AI focus. Master's Thesis in Computer Vision contributed to two peer-reviewed conference papers. Full stack developer with deep clinical insight as a former naturopathic physician in patient care.



Zach Litvack CIO

Neurosurgeon and Health System Executive



Amitesh Kumar CFO



Brian Ulasewicz CSO

It's CLARA Time





Set the rhythm with CLARA.

The Operating Room is the Heart of the Hospital.
Do you have your finger on the pulse?







$46 Billion Wasted in Surgical Services: Operational Dysrhythmia?

What we can't see - does hurt us.

The OR has the best lights to shine on the operative site.

We are in the dark when it comes to finding equipment, orchestrating team members, and serving at risk patients efficiently.

Conservative Estimate Calculation: 92 Million Surgeries Annually in the US * 5 Minutes Waste * $100 Cost Per Minute = $46B

Source Links following deck.



I'm trying to find it 😵 #nurse #nhs #nursehumor #nursetok #healthcarehumor #nurseproblems #nursememes
The bladder scanner heist 😂
can confirm, I stole the bladder scanner today, I did return it though
Why does it seem like everything gets moved on a weekly basis 😂 nothing is ever where you remember it was!
🤣🤣🤣🤣 Me rushing in emergency in women's hospital🤣
It's always in an emergency too 😭
I hate being asked to find stuff in the OR. My brain
Literally - it never fails.
If you need it, it's not around. 😕
#operatingroom #nursesoftiktok #ornurse...
Hahaha don't ask me where anything is during a rapid or code. My brain can not compute. 🥲🥲🥲
I don't say hi, I move like a true thief
I hate scavenger hunts #nursingstudent #nightshift #nurseextern #fy #relatable #floatpoolnurse
Especially during a C-section and I'm fumbling around trying to find what the surgeon is asking for 😭 #fyp #nurselife #laboranddelivery #laboranddeliverynurse #healthcareworker #nurse
This is literally every doctor ever trying to find anything 😂😂
*All comments from actual users and recent posts on TikTok



CLARA: the Pacemaker for Surgical Services

CLARA uses real-time information to automate the 'just-in-time' rhythm of care.

Frontline operations the way they should be.
Conveniently find equipment, orchestrate teams, and serve patients efficiently.
The right-time, every-time.

The CLARA App

Just like Apple 'Find My' for everything you need to take care of patients.

Real-time, automated alerts when its time for your part.

Find equipment and people without searching.



9:41
Main Hospital
Cascade Tower
Montlake
North Cascade Tower
Code Cart
2 min
Head left down Main Hallway 100 ft.
Continue until the 1st junction 530 ft.
Enter left into the Cascade Tower 10 ft.
Code Cart is on your right 10 ft.

CLARA: Lead the Frontlines From Anywhere



Set the pace of sustainable operations.

Real-time insights at the tip of your finger.
Identify never before seen risks and bottlenecks.





Orchestrate workflows from a digital command center.

University of Washington Real-Time Pilot

CLARA has deployed our tech in the most challenging indoor environment possible.

TDA-
052
TDT-
154
TDA-
032
TDA-
055
TDT-
147
TDA-
024
TDT-
155
TDT-
145

CLARA:

- Reports Equipment Utilization
- Locates Misplaced Devices
- Tracks Device Downtime
- Identifies User Engagement



CLARA is Opportunity for Everyone



With such a large healthcare market, CLARA will benefit doctors, nurses, patients, and hospitals across the world while reaching growth targets to return value to you - our investors.



TAM
$142
BILLION



SAM
$9.5
BILLION



SOM
$3.8
BILLION

40%

B2B – SaaS – AI – Platform

CLARA's Revenue is Tied to Hospital Value



REVENUE (MM)	YEAR 1 $6.2M	YEAR 2 $19.3	YEAR 3 $41.2	YEAR 4 $87.2	YEAR 5 $163

Forward-looking financial projections are based on an aggressive customer acquisition strategy and are not guaranteed.

TEAM CLARA



Melinda Yormick, RN, Founder and CEO
Nurse Leader, multi-hospital experience, 60+ direct reports, **responsibility leading a $300M Surgical Services revenue center.** Executive MBA.

Aaron Cooke, Founder and CTO
Senior software engineer with more that 13 years of experience building platforms for highly secure scalable tech startups including Julep and Viome

Sireesha Panchagnula, COO
17+ years of product, program management and technology leadership - Ex T-Mobile Executive MBA

Heather Fryling, ND, Engineering Team
Clinical ND turned Developer Masters in Computer Science with ML/AI focus



Zachary Litvack, MD, CIO
Neurosurgeon and Physician Executive Medical Director for the Puget Sound Region, Swedish Providence, Neurosurgery with more than 22 years serving patients and health systems. Executive MBA.

Amitesh Kumar, CFO
Experienced Finance and Risk Analyst for major financial institutions within the United States and India. Executive MBA.

Brian Ulasewicz, CSO
12 years in **Strategic Executive Search for Surgical Service Leaders** nationally. Background in Medical Device Sales



Bryan Costanich
Business Advisor – former Exit to MSFT
Founder and CEO at Wilderness Labs



Tonya J. Long, Partner IA Seed Ventures
Executive Board Advisor, AI Humanitarian
AI Strategy and Corporate Development



EPISODE 172:
DISRUPTING HOSPITAL CHAOS: HOW ONE NURSE IS BRINGING MILITARY-GRADE PRECISION TO PATIENT CARE

AUTHORITY MAGAZINE



HEALTHCARE BUSINESS TODAY

Outdated Hospital Technology Threatens Lives: Innovative Operating System Redefines Safety And Efficiency In The Operating Room

Melinda Yormick | June 6, 2025
Updated on June 9, 2025

CLINICAL CARE





nurse.org

CLARA Your Guide Inside



American Nurses Association

4 min read · Melinda Yormick, RN, BSN, CNOR
Creator of the CLARA App

INTERNATIONAL HOSPITAL & Equipment

Disrupting hospital chaos: Real-Time data and the future of hospital operations

2024 Most Disruptive MBA Startups: CLARA, University of Washington (Foster)

BY JEFF SCHMITT ON MARCH 03, 2021 · 406 VIEWS













Digital Transformation in Healthcare: Melinda Yormick Of CLARA On How Medical Practices Can Use Digital Transformation To Provide Better Care

An Interview With Jake Frankel

Authority Magazine Editorial Staff · Follow · 7 min read · 1 day ago

nurse.org

NEWS

CLARA: The Nurse-Made App That Locates Staff & Equipment in Emergencies

POETS & QUANTS
MOST DISRUPTIVE MBA STARTUPS
2024

This is Our Time Invest in CLARA

Someone else always builds our tech. It never works 'just right' for our needs. And we don't benefit financially -someone else does.

Let's flip the Rx to reap the rewards of innovation at the bedside and the bank.

Melinda Yormick, RN - Founder of CLARA



Sounds like CLARA time.

Invest in heartbeat of the Operating Room.



Source Links:

https://broad.msu.edu/news/how-can-hospitals-save-tens-of-millions-of-dollars-annually-in-their-operating-rooms/

https://kirbybates.com/executive-leadership-resources/invest-in-the-or-while-cutting-costs/

https://www.lifesciencemarketresearch.com/procedure-volumes/united-states-surgical-procedure-volumes-database